UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Phrame, Inc.

Legal status of issuer Form
Corporation
Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 3, 2015

Physical address of issuer
75 Broadway Street San Francisco, CA 94111

Website of issuer
www.phrame.com

Name of intermediary through which the offering will be conducted
DREAMFUNDED MARKETPLACE, LLC

CIK number of intermediary
0001670761

SEC file number of intermediary
007-00037

CRD number, if applicable, of intermediary
6639970

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
5 % of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities issued in this offering

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity

Target number of securities to be offered
10,000
Price (or method for determining price)
$1.00

Target offering amount
$10,000

Oversubscriptions accepted:
☒ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☒ First-come, first-served basis
☐ Other: At issuer's discretion

Maximum offering amount (if different from target offering amount)
$100,000

Deadline to reach the target offering amount
June 30, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

FINANCIAL SUMMARY

	Fiscal Year Ended December 31, 2016	Prior fiscal year-end
Total Assets	$ 192,419	$0.00
Cash & Cash Equivalents	$ 84,627	$0.00
Accounts Receivable	$0	$0.00
Short-term Debt	$19,372	$0.00
Long-term Debt	$0	$0.00
Revenues/Sales	$0	$0.00
Cost of Goods Sold	$0	$0.00
Taxes Paid	$0	$0.00
Accumulated Deficit	$0	$0.00

Current number of employees
0

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 22, 2016

FORM C

Up to $100,000

Phrame, Inc.

SAFE

(Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C ") is being furnished by Phrame, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in the Common Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000 and up to $100,000 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement.

Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through DREAMFUNDED MARKETPLACE, LLC as (the "Intermediary").

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100	$5	$95
Aggregate Minimum Offering Amount	$10,000	$500	$9,500
Aggregate Maximum Offering Amount	$100,000	$5,000	$95,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   DREAMFUNDED MARKETPLACE, LLC will receive 5% of the total proceeds received.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange

Commission nor any state securities authority has not made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 22, 2016

.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR THEIR CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are

based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than June 30, 2018. Once posted, the annual report may be found on the Company's website at: www.phrame.com. The Company must continue to comply with the ongoing reporting requirements until: the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000; the Company has filed at least three annual reports pursuant to Regulation CF; the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

I.   SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Phrame, Inc. (the "Company") is a Delaware Corporation, organized on August 3, 2015 for the purpose of developing, marketing and promoting its business and its primary products, which include the Smart License Plate Frame, a connected device, an app and a service platform enabling you to share, protect and get deliveries to your car. The Company is located at 75 Broadway Street San Francisco, CA 94111 and the Company's website is www.phrame.com. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

A. The Business

Phrame developed the Smart License Plate Frame, a connected device, an app and a service platform enabling you to share, protect and get deliveries to your car.

The Company's customers are car owners in urban areas.

B. The Offering

Minimum amount of equity offered in the SAFE	SAFEs in the amount of 10,000
Total SAFE equity outstanding after offering (if minimum amount reached)	10,200
Maximum amount of equity being offered	100,000
Total SAFE outstanding after offering (if maximum amount reached)	102,000
Discount	20%
Purchase price per Security	$1.00
Minimum investment amount per investor	$100

Offering deadline	June 30, 2017
Use of proceeds	SEE Budget
Voting Rights	Holders of SAFEs will not have voting rights

The SAFEs (Simple Agreement for Future Equity). We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides investors the right to units of equity in the Company ("Units"), when and if the Company sponsors an equity offering that involves Units, on the standard terms offered to other investors.

Conversion to Equity. Based on our SAFEs, when we engage in an offering of equity interests involving Units, Investors will receive a number of Units calculated using the method that results in the greater number of Units:

    (i)   The total value of the Investor's investment, divided by the price of Units issued to new investors, or

    (ii)   if the valuation for the company is more than $10 million (the "Valuation Cap"), the amount invested by the investor divided by the quotient of (a) the Valuation Cap ($10 million) divided by (b) the total amount of the Company's capitalization at that time.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization will be measured as all units outstanding at the time, not including any SAFEs or convertible notes, plus any units reserved and available for future grant under any equity incentive or similar plan of the Company or to be created or increased in connection with our equity offering at that time.

Investors who receive Units subject to the Valuation Cap will also receive dividend rights.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to investors in the SAFEs receiving Units, Investors will receive, at their option, either.

    (i)   Cash in the amount of their investment or

    (ii)   Units equal to the amount invested by the Investor in the SAFES divided by the quotient of (a) Valuation Cap ($10 million) divided by (b) the number of outstanding Units, but excluding any units reserved and available for future grant under any equity incentive or

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grant, SAFEs and or convertible promissory notes.

If there is not enough cash available to pay other holders of Units and SAFE Investors who choose option (i), funds will be distributed first to holders of Units and then holders of the SAFEs on a pro-rata basis. Any remaining amounts will be paid in units. In this scenario, the amounts payable to SAFE investors may be reduced under certain circumstances, such that Investors may not recoup part of all of their investment from the Company.

Termination of the Company. If the Company ceases operations, liquidates, dissolves, winds up or has its assets assigned to creditors prior to an issuance of securities involving Units, the Company will pay first the other holders of existing Units, based on the terms of the Company's organization documents, and then the holders of the SAFEs. If there are not sufficient Company assets to pay holders of the SAFEs the amount of their investments, as determined by the Company's management, payments will be made on a pro-rata basis. In this case, Investors may not recoup part of all of their investment from the Company.

Repurchases. The SAFEs may be repurchased for their fair market value at any time. Fair value will be determined by an independent appraiser chose by the Company. If, within three months after a repurchase, the Company offers equity that includes Units, and the value received by Investor was less than the value of the units they would have received in the equity offering, the Company will pay investors the difference.

II. RISK FACTORS

A. Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup company and our business model currently focuses on the development of our personal server and cloud data storage technology. While we intend to generate revenue in the future through the sale of our products, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements, but will delay our roll out and may require us to seek additional financing, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the

following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development and manufacturing;
* Sales and marketing efforts to bring our products to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

No market for the services we provide currently exists.

While markets exist for certain of our services, there is little precedent or basis of comparison for the aggregated platform-based services that we provide. Although we have identified what we believe to be a need in the market for our services, there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our services. Potential customers may be unwilling to accept, utilize or recommend any of our proposed services. If we are unable to commercialize and market our proposed services when planned, we may not achieve any market acceptance or generate revenue.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were formed under the laws of Delaware on August 3, 2015. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our

creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in the rideshare industry and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our product is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include many other major companies. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better

equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products. In addition, we face the following risks associated with the development and marketing of our products:

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Quality management plays an essential role in determining and meeting customer requirements, preventing bugs, improving the Company's products and services and maintaining the integrity our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to adverse events.

These events could result, in certain cases, in the removal of a product from the market. This could result in significant costs as well as negative publicity that could reduce demand for our products. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to adverse events.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The amount of capital the Company is attempting to raise in the Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Charlene Consolacion and Gary Golduber who are Co-Founders and COO and CEO of the Company, respectively. The Company has or intends to enter into employment agreements with Charlene Consolacion and Gary Golduber although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Charlene Consolacion and Gary Golduber and other key employees or consultants or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The proceeds from the Offering are necessary to the Company's operations.

Without the proceeds of the Offering, the Company will not be able to sustain its operations. The Company does not have adequate alternative sources of capital and therefore, is entirely dependent on this Offering. If the Company has misjudged the amount of capital it needs or needs additional capital in the future, it may not be able to obtain such capital and would not be able to continue operations. This provides the Company with very little financial flexibility to adapt to the market and industry in which it operates. This lack of capital and flexibility could harm the Company and cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

Investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make an investment decision. If you feel the information provided in this

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Offering is insufficient to make a sound and informed investment, you should not invest in the Company.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected

The Company's products may be generated by third-party vendors over which the Company has little control; product quality concerns could negatively affect the Company's business.

The Company's success depends in large part on sales of e-commerce and entertainment products, such as digital books and live webinars and other events. These products may be manufactured or tickets to Company events may be sold by third-party vendors instead of by the Company's employees. While the Company intends to implement rigorous standards in selecting vendors and enforcing product quality standards, if products taken to market are of poor quality, the Company's product sales and reputation will suffer.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer

22

an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Evolving tax, environmental, and safety or other regulations or failure to comply with existing licensing, labeling, trade, and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Federal Communications Division ("FCC"), U.S. Federal Trade Commission, and the U.S. Departments of Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anti-corruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Changes in government regulation could adversely impact our business.

The media, television, internet and entertainment industries are subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our platform and e-commerce products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications

to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third- party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an

adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers and manufacturers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain

25

heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely

26

impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our products and misappropriate or compromise confidential information of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software, hardware and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such

27

improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company will depend on the performance of distributors, retailers and other resellers.

The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. These include "big box" wholesalers and retailers whom have relationships with other more established and better capitalized manufacturers and distributors, who may be able to provide incentives or quantity discounts to such wholesalers and distributors.

B. Risks Related to the Securities

The SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFE (Simple Agreement for Future Equity) may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

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You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Because the SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the offering the Company's current owners own over 20% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of equity will be subject to dilution.

Purchasers do not have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us.

Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

III. BUSINESS

A. Description of the Business

Phrame offers a unique combination of trusted network, hardware and value-add services. Phrame is not only solving the existing sharing-economy problems, Phrame also aims to pioneer Car Shareability On-Demand Network, in which community - consumers and businesses share access to cars for efficiency, convenience, and safety.

NETWORK- We've gathered together on-demand companies as part of our ecosystem to build a trusted community for consumers to share their cars for wide-range of purposes.

HARDWARE- Phrame is the first product on the market that enables people to share access to their cars remotely and seamlessly while secured and monitored.

VALUE-ADD SERVICES - Phrame adds a stronger layer of trust and safety by integrating data-driven Driving Scores (FICO) and Profile Ranking. Phrame is the first product that has real time car security alert directly to a smartphone.

OPPORTUNITY
The total market Phrame is addressing is approximately $800B. Phrame is also creating a new market, "car shareability ondemand", innovating how consumers around the world fit cars to their lives. In the same way that consumers seek available services, businesses are on the lookout to acquire customers. Phrame bridges the gap and connects consumers and businesses while eliminating the friction of the shareability experience. Consumers need Phrame even if they don't intend to participate in car-sharing for the "connected car". Businesses need it to increase customer

31

acquisition, generate additional revenue, and enable recurring customers. Smart and self-driving cars need it to be able to communicate among each other.

COMPETITIVE ADVANTAGE
Unlike many other companies that attempt to tackle problems incrementally, Phrame, on the other hand, offers a comprehensive solution, combining on-demand network, proprietary technology and patented hardware. Phrame has the first-mover advantage in technology and established partnerships to revolutionize sharing economy.

VISION
There are 1.2 billion cars on the road globally. Our long-term goal is to equip them with Phrame. With Phrame, cars around the world will not be obsolete when self-driving cars and the smart city arrive. We'll be the universal solution to enable existing cars — regardless of the car's make and year — to connect and communicate with each other.

B. Business Plan

STRATEGY AND REVENUE
In conjunction with building "Phrame's Network", we sell Phrame devices to car dealerships, rental cars and fleets to pre-install on all cars they sell and install on cars they sold as a customer loyalty "upgrade".

C. The Company's Products and/or Services

Phrame developed and introduced the Smart License Plate Frame A connected device, an app and a service platform enabling you to share, protect and get deliveries to your car

D. Competition

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

E. Supply Chain and Customer Base

Although most components essential to the Company's business are generally available from multiple sources, a number of components are currently obtained from single or limited sources, many of which are outside of the United States. In addition, the Company competes for various components with other participants in the / markets. Therefore, many components used by the Company, including those that are available from multiple sources, are at times subject to industry-wide shortage and significant pricing fluctuations that could materially adversely affect the

32

Company's financial condition and operating results.

Initially, we will focus on marketing to people with cars, car dealerships, and rental cars fleets.

F. Intellectual Property and Research and Development

Patents

See Exhibit D

Trademarks

See Exhibit D

Continued innovation is very important to our success. We spent approximately 700,000 on R&D in the past year. We've completed a prototype, and we are ready to test with strategic partners.

G. Real Property

The Company owns or leases the following properties:

NONE

H. Governmental/Regulatory Approval and Compliance

Our products and services are subject to federal, state and local laws and regulations.

I. Litigation

NONE

J. Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

IV.   USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

If raising $10,000
Marketing

If raising $50,000
We would make more devices, but it won't be enough

If raised $100,000

We would make more devices and increase our partnerships, currently in talks with Amazon, DHL, Target, Exxon Mobil to run pilot with. If we can raise $100,000, we would likely close some of these partnerships.

Manufacturing expenses includes product development and the cost of manufacturing the product.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company make change the use of proceeds depending on actual costs of products and costs of marketing campaigns.

V.   DIRECTORS, OFFICERS AND EMPLOYEES

A. Directors and Officers
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

DIRECTORS
Name
Charlene Mae R. Consolacion – CO-Founder/COO/Director.

https://www.linkedin.com/in/charleneconsolacion

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO of Phrame January 15, 2016- Present

Responsibilities- Operations, Strategy, Growth, Fund-raising

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Employer: Auto Force, Inc.
Principal business: Auction platform
Title: Chief Operating Officer and Vice President of Operations
Responsibilities: Operations, Strategy, Growth

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Dates: September 2015 – December 2015

Employer: Practice Alchemy
Principal business: Marketing
Title: Director of Operations
Responsibilities: Operations, Strategy, Growth
Dates: January 2015 – September 2015

Employer: PRO Unlimited
Principal business: IT
Title: Director of Corporate Operations
Responsibilities: Operations
Dates: May 2014 – January 2015

Education
University of California, Davis
Bachelor of Science (B.S.), Philosophy and Political Science

Name
Gary Golduber– CO-Founder/CEO/Director

https://www.linkedin.com/in/garygolduber

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO of Phrame January 15, 2016- Present

Responsibilities- Overall management, direction, vision, technical development

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Employer: DriversEd.com
Principal business: E-Learning
Title: President and CTO
Responsibilities: Overall management, direction, vision, technical development
Dates: 2002 – 2014

Education
Odessa State Polytechnic University
MS Engineering

OFFICERS

Name
Charlene Mae R. Consolacion – CO-Founder/COO/Director (see above)
Gary Golduber– CO-Founder/CEO/Director (see above)

B. Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Shareholders

C. **Indemnification**

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

D. **Employees**

The Company currently has 0 employees in San Francisco.

VI.   CAPITALIZATION AND OWNERSHIP

A. Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock (10,000,000 Authorized)
Amount outstanding	1,250,000
Voting Rights	[Standard Voting Rights]
Anti-Dilution Rights	
How this security may limit, dilute or qualify the securities being offered	Issuance of stock may dilute the securities offered

Type of security	Preferred Stock Preferred Stock
Amount outstanding	0
Voting Rights	Voting Stock based upon conversion rate
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds being offered	
Percentage ownership of the company by holders of the Common Stock (assuming conversion of convertible securities)	TBD

B. Debt
The Company has the following debt outstanding:

NONE

C. Warrants
The Company has offered contractors warrants for services provided:

NONE

D. Prior Offerings

The Company has conducted the following prior securities offerings in the past three years:

NONE

E. Valuation

Based on the Offering price of the Securities, the Valuation Cap ascribed to the Company is $5,000,000

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

F. Ownership
The Company's shareholders consist of its founders and executive officers as well as a number of early investors and service providers. The Company currently has two (2) shareholders who all hold shares of Common Stock.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Class of securities (common/preferred)	Number of Shares/Units	Percentage Owned Prior to Offering
Gary Golduber	Common	1,000,000	80%
Charlene Consolacion	Common	250,000	20%

Upon issuance of Units in the SAFEs, the actual amount of equity held by the holders of the SAFEs will vary based upon the amount of the equity investment and the price at which such SAFEs are converted.

VII. FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

A. Operations

We are a pre-revenue company and our primary expenses consist of the following: General and administrative expenses, sales and marketing, product development, professional fees and compensation. We do not anticipate generating revenue until the fourth quarter of 2016. Since we are pre-revenue and have not engaged in any revenue producing activities, we do not believe that our lack of prior earnings will be indicative of future earnings and cash flows. The Company intends to achieve profitability in the next 12 months by completing the production of its products, engaging

38

in marketing activities and entering into agreements with key resellers for the sale of our products.

The Company currently requires $108,430 a month to sustain operations. This is $1.5M divided by 12 months. We need $1.5M upfront to give to Bosch, our manufacturing partner to produce the devices. After this manufacturing cost, it will tremendously go down.

B. Liquidity and Capital Resources

The proceeds of the offering are necessary to the operations of the Company. The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will be used to execute our business strategy
The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

The Company does not have any additional sources of capital other than the proceeds from the offering

Such additional sources of capital are necessary to the operations of the Company.

C. Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

The Company intends to make the following material capital expenditures in the future:
- We need $1.5M upfront to give to Bosch, our manufacturing partner to produce the devices. After this, manufacturing costs will go down tremendously.

D. Material Changes and Other Information Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

VIII. THE OFFERING AND THE SECURITIES

A. The Offering

The Company is offering up to $100,000 in SAFE instruments (the "Securities"). The Company is attempting to raise a minimum amount of $10,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 30, 2016 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $100,000 (the "Maximum Amount") and the additional securities will be allocated in the discretion of the Company. Current subscribers will be allowed to purchase additional shares up to their investment limitations. Excess or unpurchased Securities will then be offered to subscribers that have the ability to purchase additional shares.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Provident Trust Group, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Offering is being made through DREAMFUNDED MARKETPLACE, LLC (the "Intermediary"). In exchange for its services, Dream Funded, LLC will receive a commission equal to 5 percent (5%) of the total offering amount AND 2% of the Securities issued in this offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is FundAmerica, LLC.

B. The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, of which 1,250,000 common shares will be issued and outstanding

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends.

The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of securities equal to the quotient obtained by dividing (a) the amount the Purchaser paid for the Securities (the "Purchase Amount") by (b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80.00%.

The price determined in (b) immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

41

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the product of (a) 80.00% multiplied by (b) the quotient resulting from dividing (x) the Company's current valuation immediately prior to the Liquidity Event by (y) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iii) convertible promissory notes. In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. "Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

 In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding,

all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock. A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary. Termination The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Other Rights

Holders of basic common shares have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not, in all likelihood, have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of the Common Stock in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company has not issued dividends in the past. The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Stock would be entitled to the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets

available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

C. Voting and Control

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Shareholders
Appointment of the Officers of the Company	Board of Directors

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

D. Anti-Dilution Rights

The Securities do not have anti-dilution rights.

E. Restrictions on Transfer

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

F. Other Material Terms

The Company does not have the right to repurchase the Common Stock.

IX.   TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

X.   TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

A. **Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
   ● NONE

B. **Conflicts of Interest**

The Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

NONE

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XI.   OTHER INFORMATION

A. Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


GaryGolduber

_____
(Signature)

Gary Golduber
_____
(Issuer)

CEO
_____
(Title)

01/20/2017
_____
(Date)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.


GaryGolduber

_____
(Signature)

Gary Golduber
_____
(Name)

CEO
_____
(Title)

01/20/2017
_____
(Date)


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EXHIBITS

Exhibit A   Budget

Exhibit B   Executive Summary

Exhibit C   Self Certification

Exhibit D   Patents & Trademarks

Exhibit E   Pitch Deck

Exhibit F   Financials